Filed by Macrovision Corporation Pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies:

Macrovision Corporation (Commission File No. 000-22023, and

Gemstar-TV Guide International, Inc. (Commission File No. 0-24218)

On December 20, 2007, Macrovision Corporation posted the following Questions and Answers on the Macrovision Corporation intranet:

Q: What role will software products play in the acquisition?

A: The digital living room is one of our core strategies. Through the nine months ended September 30, 2007, the Software Business Unit provided approximately 41% of our revenue and was vitally important to the company. Much like what happens at many other companies, there is not a single strategy or product line that results in our success. A major reason why we reorganized into business units earlier this year was to enable Macrovision to pursue opportunities that best fit the business units’ respective strengths. This is also why we have launched new messaging for the SBU and are continuing to work on SBU specific messages and solutions.

Q: TV Guide magazine is losing money. Are we planning to divest of this?

A: The TV Guide magazine is undergoing a significant transformation in its target audience and is two years into a clearly defined strategy. All of this upfront investment is expected by Gemstar-TV Guide to have long-term payoffs. We did not make a decision on their business based solely on the magazine’s current financial performance – among other things, we also considered the long term strategy of the company and the performance of its other businesses. As Fred has previously said, every part of our business and Gemstar-TV Guide’s business will be under review over the coming months to identify any changes that may be necessary to ensure the best overall results.

Q: When will we have messaging for our customers, especially software?

A: We have posted a letter to Macrovision customers on the website. Additionally, we have drafted a letter and message specific for SBU customers, which has been released for customer-facing employees to use. These are they key messages for SBU customers.

Q: Will we re-name the company down the line?

A: As we evaluate the interdependency of both companies’ brands against our future positioning, it will certainly be evaluated and we will determine if there is value and a return on the huge investment it takes to rename a company.

Q: With Gemstar-TV Guide, do we now have all the pieces of the digital living room?

A: We will never have “all the pieces” however once this transaction closes we believe we will have a critical mass of capability that enhances our ability to compete in the marketplace. With the additions of AMG and Gemstar-TV Guide, we believe we will significantly accelerate our solution capability and therefore our ability to provide key elements of the digital home that our customers want. As with any major industry transformation, the elements of what it takes to fully realize this vision will continue to evolve over time. Therefore, we know we are not “done” but feel good about our position.

Q: What are Gemstar-TV Guide’s employees feeling about this acquisition?

A: We will be learning more about their reactions over the coming weeks. The company had publicly announced that it was exploring strategic alternatives, so employees certainly knew that selling the company was a possibility. You can imagine that at least now the uncertainty of the future of the company is better known for them. We are told by Gemstar-TV Guide management that part of the reason why they decided to enter into the acquisition agreement with us is because our vision for the digital home is so closely aligned to theirs.

Q: Will the $800M in debt be spread across the BU’s?

A: No. This is a corporate financing transaction and there will be no specific impact on BU profit and loss calculations.

Q: Once the deal goes through does that mean Gemstar-TV Guide will continue to be a publicly traded company with us as owners of 53% of them? Or will the GMST stock cease to exist and be enveloped in the MVSN stock?

A: Once the proposed deal is completed, both Gemstar-TV Guide and Macrovision will be owned by a new holding company. Each outstanding share of Gemstar TV Guide will be converted into the right to receive per share consideration of either $6.35 in cash or 0.2548 shares of the new holding company, subject to proration. Each share of Macrovision will be converted into one share of the new holding company. The new holding company will be publicly traded, and the shares of Gemstar-TV Guide and the “old” Macrovision will no longer be publicly traded.

Q: Press and investor comments on the transaction are downbeat. What can be shared with employees to minimize the concerns about the future of the company and the value of the MVSN stock?

A: As Fred said on the call announcing the proposed transaction, we did not enter into this transaction for a short-term stock price, but rather to build a long-term company. The fundamentals that drove us to the decision to buy Gemstar-TV Guide have not changed. We believe the combination of their capabilities with ours to address the emerging needs of the digital home is compelling. We have confidence in our ability to execute and we are hopeful that as people better understand our vision and see us executing, the more they will come around in their views. It is important that we all stay focused in executing against our deliverables, as the proof of our vision will be the results we deliver.

Q: Are Macrovision employees subject to restrictions on trading in Gemstar-TV-Guide stock? And are there restrictions on trading in Macrovision stock?

A: All employees are always subject to Macrovision’s Procedures and Guidelines Governing Securities Trades by Company Personnel (“Insider Trading Policy”), a copy of which is available on the Macrovision Intranet. http://intranet.macrovision.com/global/main.jsp?region=AMERICAS&url=/isweb/global/docs/AMERICAS/Employee+Resources/Stock+Program&department=Stock+Program&group=

Employee+Resources

Subject always to the prohibition on trading in a company’s stock while in possession of material nonpublic information about such company, employees who were not involved in the acquisition of Gemstar-TV Guide and are not in possession of material nonpublic information concerning Gemstar-TV Guide may trade in Gemstar-TV Guide stock. Employees who were involved in the acquisition of Gemstar-TV Guide are prohibited from trading in Gemstar-TV Guide stock until 2 full trading days following the date Macrovision files its proxy statement in connection with the proposed acquisition. Employees who were involved in the acquisition of Gemstar-TV Guide are also prohibited from trading in Macrovision stock until 2 full trading days following the proxy filing date. Note that Macrovision’s regular quarterly trading blackout window may apply then.

MACROVISION AND GEMSTAR-TV GUIDE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Stockholders may obtain a free copy of the joint proxy statement/prospectus (when available), as well as other documents filed by Macrovision and Gemstar with the Securities and Exchange Commission, at the Securities and Exchange Commission’s Web site at http://www.sec.gov. Stockholders may also obtain a free copy of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus directly from Macrovision by directing a request to Macrovision Investor Relations at 408-969-5475 and directly from Gemstar-TV Guide by directing a request to Gemstar-TV Guide Investor Relations at 323-817-4600.

Each company’s directors and executive officers and other persons may be deemed, under Securities and Exchange Commission rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Macrovision’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on March 20, 2007 and information regarding Gemstar-TV Guide’s directors and officers can be found in its proxy statement filed with the Securities and Exchange Commission on April 10, 2007. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.